FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 2011

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No   X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 1 December 2011.

2.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 1 December 2011.

3.	Press release entitled, “Block Listing Six Monthly Return”, dated 1 December 2011.

4.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 2 December 2011.

5.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 5 December 2011.

6.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 6 December 2011.

7.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 7 December 2011.

8.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 8 December 2011.

9.	Press release entitled, “AstraZeneca to streamline US sales organisation”, dated 8 December 2011.

10.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 9 December 2011.

11.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 12 December 2011.

12.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 13 December 2011.

13.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 14 December 2011.

14.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 15 December 2011.

15.	Press release entitled, “AstraZeneca PLC irrevocable, non-discretionary share repurchase programme”, dated 15 December 2011.

16.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 16 December 2011.

17.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 19 December 2011.

18.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 20 December 2011.

19.	Press release entitled, “AstraZeneca updates on olaparib and TC-5214 development programmes”, dated 20 December 2011.

20.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 21 December 2011.

21.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 22 December 2011.

22.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 23 December 2011.

23.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 29 December 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 4 January 2012	By:	/s/ Adrian Kemp
		Name:	Adrian Kemp
		Title:	Company Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 30 November 2011, it purchased for cancellation 142,211 ordinary shares of AstraZeneca PLC at a price of 2895 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,302,938,418.

A C N Kemp
Company Secretary
1 December 2011

Item 2

Transparency Directive

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 30 November 2011 the issued share capital of AstraZeneca PLC with voting rights is 1,302,941,653 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,302,941,653.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary

1 December 2011

Item 3

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 1 December 2011

Name of applicant:		ASTRAZENECA PLC
Name of scheme:		ASTRAZENECA SHARE OPTION PLAN
Period of return:	From:	25 AUGUST 2011	To:	30 NOVEMBER 2011
Balance of unallotted securities under scheme(s) from previous return:		15,000,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		646,879
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		14,353,121

Name of contact:	MARTIN BENNETT
Telephone number of contact:	020 7604 8157

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 1 December 2011, it purchased for cancellation 809,923 ordinary shares of AstraZeneca PLC at a price of 2923 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,302,258,397.

A C N Kemp
Company Secretary
2 December 2011

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 2 December 2011, it purchased for cancellation 761,922 ordinary shares of AstraZeneca PLC at a price of 2911 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,301,501,354.

A C N Kemp
Company Secretary
5 December 2011

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 5 December 2011, it purchased for cancellation 806,832 ordinary shares of AstraZeneca PLC at a price of 2913 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,300,696,622.

A C N Kemp
Company Secretary
6 December 2011

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 6 December 2011, it purchased for cancellation 638,693 ordinary shares of AstraZeneca PLC at a price of 2931 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,300,061,216.

A C N Kemp
Company Secretary
7 December 2011

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 7 December 2011, it purchased for cancellation 785,806 ordinary shares of AstraZeneca PLC at a price of 2920 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,299,277,172.

A C N Kemp
Company Secretary
8 December 2011

Item 9

ASTRAZENECA TO STREAMLINE US SALES ORGANISATION

AstraZeneca announced today that it will reduce its US sales force by approximately 1,150 leadership positions and sales representatives as part of the company’s ongoing strategy to operate its business more efficiently to best serve patients in the US.

These changes, which were not included in previously announced efficiencies to the US business, will account for roughly 24 per cent of the company’s sales organisation in the US. The impact of the changes will vary by geography and selling teams.

“These are difficult decisions that impact valued employees,” said Rich Fante, President, AstraZeneca US. “The changes we are making, however, will help us deliver better results for our business and, most importantly, continue delivering on our mission of patient health.”

Employees will have the option to self-identify to potentially leave the company.  All decisions will be finalised by early February 2012.

This change to the US sales force is incremental to the ongoing second phase of the company’s restructuring programme that was announced in January 2010. As a result, a discrete restructuring cost associated with today’s announced changes, estimated at between $50 million to $100 million, will be charged in the fourth quarter of 2011. Restructuring costs are excluded from the company’s core financial measures, so this initiative has no impact on guidance for core earnings per share for 2011.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com.

CONTACTS

Media Enquiries Global
Esra Erkal-Paler	+44 20 7604 8030 (24 hours)
Abigail Baron	+44 20 7604 8034 (24 hours)

Media Enquiries US
Tony Jewell, AstraZeneca	+ 1 302-885-4594
AstraZeneca US Media Line:	+ 1 302-885-2677

Investor Enquiries UK
Karl Hård	+44 20 7604 8123 mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124 mob: +44 7585 404950

Investor Enquiries US
Ed Seage	+1 302 886 4065 mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506 mob: +1 917 612 4043

8 December 2011

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 8 December 2011, it purchased for cancellation 738,540 ordinary shares of AstraZeneca PLC at a price of 2933 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,298,545,213.

A C N Kemp
Company Secretary
9 December 2011

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 9 December 2011, it purchased for cancellation 757,036 ordinary shares of AstraZeneca PLC at a price of 2941 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,297,789,122.

A C N Kemp
Company Secretary
12 December 2011

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 12 December 2011, it purchased for cancellation 767,678 ordinary shares of AstraZeneca PLC at a price of 2939 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,297,046,355.

A C N Kemp
Company Secretary
13 December 2011

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 506,140 ordinary shares of AstraZeneca PLC at a price of 2945 pence per share on 13 December 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,296,541,325.

A C N Kemp
Company Secretary
14 December 2011

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 14 December 2011, it purchased for cancellation 769,957 ordinary shares of AstraZeneca PLC at a price of 2926 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,295,772,368.

A C N Kemp
Company Secretary
15 December 2011

Item 15

ASTRAZENECA PLC IRREVOCABLE, NON-DISCRETIONARY SHARE
REPURCHASE PROGRAMME

AstraZeneca PLC (the “Company”) today announced that, further to the announcement made on 30 September 2011 in relation to an irrevocable, non-discretionary programme with Barclays Bank PLC to purchase ordinary shares on AstraZeneca’s behalf during the period which commenced on 3 October 2011 and was due to end on 16 December 2011, the programme will be extended, in accordance with its terms, by one additional trading day and will end on 19 December 2011.

The Company also today announced that, under the terms of an agreement entered into on 14 December 2011 between the Company and Barclays Bank PLC, and in accordance with the authority granted by shareholders at the Company’s annual general meeting on 28 April 2011, it will commence an irrevocable, non-discretionary programme with Barclays Bank PLC to purchase ordinary shares of US$0.25 each (the “Shares”) on its own behalf during the period which commences on the first day on which the London Stock Exchange is open following the last day of the irrevocable instruction which commenced on 3 October 2011, and ends on 2 February 2012, therefore running through its close period which commences on 1 January 2012 and ends on 2 February 2012.

Any purchases will be made within certain pre-set parameters and in accordance with both the Company’s general authority to repurchase shares and the Listing Rules.  The Company intends to cancel any Shares so acquired.

A C N Kemp
Company Secretary
15 December 2011

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 19 December 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 510,092 ordinary shares of AstraZeneca PLC at a price of 2923 pence per share on 15 December 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,295,262,949.

A C N Kemp
Company Secretary
16 December 2011

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 19 December 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 510,495 ordinary shares of AstraZeneca PLC at a price of 2921 pence per share on 16 December 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,294,754,096.

A C N Kemp
Company Secretary
19 December 2011

Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 19 December 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 507,006 ordinary shares of AstraZeneca PLC at a price of 2941 pence per share on 19 December 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,294,260,392.

A C N Kemp
Company Secretary
20 December 2011

Item 19

ASTRAZENECA UPDATES ON OLAPARIB AND TC-5214 DEVELOPMENT
PROGRAMMES

With Associated Impairment Charges, Company Confirms Full Year
Financial Target, But Guides to Lower Half of Its Core EPS Range

AstraZeneca today announced that its investigational compound olaparib will not progress into Phase III development for the maintenance treatment of serous ovarian cancer. In addition, AstraZeneca announced that the second RENAISSANCE Phase III study of TC-5214 for patients with major depressive disorder did not meet its primary end point. As a result, AstraZeneca will take pre-tax impairment charges totalling $381.5 million to R&D expense in the fourth quarter of 2011. The company confirms its expectation for full year Core EPS in the range of $7.20 to $7.40, but with the inclusion of these intangible impairments, Core EPS is likely to be in the lower half of this range.

The decision to discontinue olaparib’s development in serous ovarian cancer was made following a review of an interim analysis of a Phase II study (study 19) which indicated that the previously reported progression free survival benefit is unlikely to translate into an overall survival benefit, the definitive measure of patient benefit in ovarian cancer. In addition, attempts to identify a suitable tablet dose for use in Phase III studies have not been successful. No new safety concerns were identified for patients.

With respect to TC-5214, the second of four Phase III efficacy and tolerability studies of the compound as an adjunct therapy to an antidepressant in patients with major depressive disorder who do not respond adequately to initial antidepressant treatment, did not meet its primary end point.  The target measure was change in the Montgomery-Asberg Depression Rating Scale total score after eight weeks of treatment with TC-5214 as compared to placebo. TC-5214 was overall well tolerated in RENAISSANCE 2 and showed an adverse event profile generally consistent with prior clinical trials of TC-5214. Analyses of the full data set from the RENAISSANCE 2 are ongoing.

These results follow the recent announcement of top-line results of the RENAISSANCE flexible dose trial study 3, which also did not meet its primary endpoint. AstraZeneca will continue with the development of the two remaining fixed dose Phase III RENAISSANCE efficacy and tolerability studies and one long-term safety study. Regulatory filing targets will be reviewed following full results of the remaining studies which are expected in the first half of 2012. A potential New Drug Application filing in the US is planned for the second half of 2012, with an EU Marketing Authorisation Application targeted for 2015.

As a result of the termination of further development of olaparib in serous ovarian cancer, the company is taking an impairment of $285 million pre-tax charge. A further impairment of $96.5 million pre-tax charge will also be taken based on the lower probability of success for the remaining TC-5214 studies. The value of the remaining intangible assets held in relation to TC-5214 amount to $96.5 million.

These impairments will have an approximately $0.21 negative impact on the company’s Core EPS in the fourth quarter. The company's Core EPS guidance remains unchanged at between $7.20 and $7.40 per share, although it is now likely that Core EPS will be in the lower half of this range.

NOTES TO EDITORS

About Olaparib
Olaparib is an oral PARP inhibitor that exploits DNA repair pathways to preferentially kill cancer cells. Human cells have a number of repair pathways to maintain normal DNA integrity. Olaparib inhibits PARP that is involved in one of these DNA repair pathways (Base Excision Repair). Inhibition of PARP results in a build-up of DNA damage in the cell, requiring repair via an alternative pathway called Homologous Recombination repair (HR). Cancer cells that already have a damaged HR pathway are limited in their ability repairing their DNA, overloading them with DNA damage and causing them to die. Importantly, normal (non-cancer) cells, that have full DNA repair capacity are unaffected by PARP inhibition, resulting in tumour selective cell killing.

The investigational cancer treatment olaparib was acquired when AstraZeneca bought KuDOS Pharmaceuticals in 2005.

About The RENAISSANCE Programme
The RENAISSANCE Programme consists of five randomised, double-blind, placebo controlled Phase III studies. In RENAISSANCE study 2, 1,320 patients with MDD were screened at 45 sites in the United States and 25 sites in India.  Of the patients screened, 710 initially received one of seven serotonin reuptake inhibitor (SSRI) or serotonin/norepinephrine reuptake inhibitor (SNRI) on an open label basis for eight weeks to determine the extent of therapeutic response. At the end of the eight weeks, 319 patients who did not respond adequately, based on predefined criteria, were randomized into the double blind phase of the study and received either a flexible dose of TC-5214 or placebo, twice daily, while continuing the SSRI or SNRI therapy for an additional eight weeks. The dosage of TC-5214 was initially 2 mg/day and could be increased at the discretion of the investigator to 4 mg/day and 8 mg/day based on tolerability and therapeutic response.

In addition to RENAISSANCE 2 and RENAISSANCE 3 (previously reported), the RENAISSANCE Programme includes two fixed dose studies (RENAISSANCE 4 and RENAISSANCE 5) designed to evaluate the efficacy and tolerability of TC-5214 as an adjunct treatment to SSRI/SNRI therapy and RENAISSANCE 7, a long-term safety study in which patients receive TC-5214 or placebo, plus baseline SSRI or SNRI, for one year.

About Targacept and AstraZeneca Collaboration
In December 2009, AstraZeneca and Targacept signed a collaboration and license agreement for the global development and commercialisation of TC-5214.  The initial goal for the collaboration is to develop TC-5214 as an adjunct treatment for MDD in patients with an inadequate response to an SSRI or SNRI. TC-5214 is also being studied in a Phase 2b ‘switch’ monotherapy trial, known as the EXPLORER study, in patients with MDD who do not respond adequately to initial treatment with a SSRI or SNRI.

About AstraZeneca

AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com.

CONTACTS

Media Enquiries
Esra Erkal-Paler	+44 20 7604 8030 (24 hours)
Abigail Baron	+44 20 7604 8034 (24 hours)
Isabelle Jouin	+44 20 7604 8031 (24 hours)

Investor Enquiries UK
James Ward-Lilley	+44 20 7604 8122
Karl Hård	+44 20 7604 8123 mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124 mob: +44 7585 404950

Investor Enquiries US
Ed Seage	+1 302 886 4065 mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506 mob: +1 917 612 4043

20 December 2011

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 2 February 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 496,134 ordinary shares of AstraZeneca PLC at a price of 2889 pence per share on 20 December 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,293,784,197.

A C N Kemp
Company Secretary
21 December 2011

Item 21

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 2 February 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 495,291 ordinary shares of AstraZeneca PLC at a price of 2894 pence per share on 21 December 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,293,294,580.

A C N Kemp
Company Secretary
22 December 2011

Item 22

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 2 February 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 493,182 ordinary shares of AstraZeneca PLC at a price of 2906 pence per share on 22 December 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,292,803,564.

A C N Kemp
Company Secretary
23 December 2011

Item 23

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 2 February 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 484,039 ordinary shares of AstraZeneca PLC at a price of 2960 pence per share on 28 December 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,292,339,473.

A C N Kemp
Company Secretary
29 December 2011